Exhibit 2.1 Letter dated June 13, 2001 rescinding the enforceable letter of intent between the Company and Mr. Paul Stevens.


     LAW OFFICES OF LARRY M. ROBERTS
     292 S. Vinedo Avenue
     Pasadena, CA, 91107
     tel (626) 585-8683
     fax (626) 585-1774
     email 1mresq1@earthlink.net


     June 11, 2001


     W. Randal Sgro, Esq
     Law Offices of E. Leonard Fruchter
     1609 Cravens Ave
     Torrance, CA 90501

     RE: Stevens/Bohrer

     Dear Mr. Sgro:

     Via Fax

     I have had no follow up from you on our earlier conversation, nor have you responded to my letter of June 11. By your inaction we can only assume that your clients do not wish to pursue this matter. In my letter of June 11, we requested a response within 48 hours, and have heard nothing. I indicated that we wanted to resolve this matter quickly and had another buyer.

     Accordingly, since you have failed to respond in any manner to my requests, we are proceeding with the sale of the company to another entity. Mr. Stevens and Mr. Bohrer had the opportunity to resolve this matter, but no action or follow up was taken by you or by them. Given Mr. Steven's earlier failure to execute the documents in a timely fashion and notify us thereof, we can only assume that this was another tactic by Mr. Stevens to avoid his agreed upon obligations. Accordingly, we have no option but to pursue other avenues for the sale of VPNCOM.NET.

     Very truly yours,
     Offices of Larry M. Roberts

     /s/ Larry M. Roberts, Esq.
     --------------------------
     Larry M. Roberts, Esq.